Exhibit 2.1

AMENDMENT NO. 1 TO
ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of June 4, 2010, is made by and among United Natural Foods, Inc., a corporation existing under the laws of the State of Delaware (the "Purchaser Parent"), UNFI Canada, Inc., a corporation existing under the laws of Canada (the "Purchaser"), SunOpta Inc., a corporation existing under the laws of Canada (the “Vendor”), and Drive Organics Corp., a corporation existing under the laws of the Province of British Columbia ("Drive Organics").

RECITALS

WHEREAS, the Purchaser Parent, the Purchaser, the Vendor and Drive Organics entered into an Asset Purchase Agreement, dated as of May 10, 2010 (the “Purchase Agreement”); and

WHEREAS, the Purchaser Parent, the Purchaser, the Vendor and Drive Organics desire to amend the Purchase Agreement as set forth herein pursuant to Section 9.11 of the Purchase Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals, and the mutual promises contained in this Amendment, and intending to be legally bound thereby, the parties agree as follows:

1.

Section 6.1(2) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“either the Purchaser or the Purchaser Parent or the Vendor or Drive Organics if the Closing shall not have been consummated by June 19, 2010, without liability to the terminating party on account of such termination; provided that the right to terminate this Agreement pursuant to this Section 6.1(2) shall not be available to a Party whose breach or violation of any representation, warranty, covenant, obligation or agreement under this Agreement has been the cause of or has resulted in the failure of the Closing to occur on or before such date;”

2.

Ratification. All other paragraphs, provisions, and clauses in the Purchase Agreement not so modified remain in full force and effect as originally written.

3.

Defined Terms. Certain capitalized terms not defined herein shall have the meanings given to such terms in the Purchase Agreement.

4.

Counterparts. This Amendment may be executed in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument. Any Party executing this Amendment by fax or Adobe Acrobat file shall, immediately following a request by any other Party, provide an originally executed counterpart of this Amendment provided, however, that any failure to so provide shall not constitute a breach of this Amendment except to the extent that such electronic execution is not otherwise permitted under the Electronic Commerce Act, 2000 (Ontario).

5.

Governing Law. This Amendment shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising under or related to this Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

UNITED NATURAL FOODS, INC.

Per: /s/Steven Spinner
Name: Steven Spinner
Title: President and CEO

UNFI CANADA, INC.

Per: /s/David A. Matthews
Name: David A. Matthews
Title: Authorized Signatory

SUNOPTA INC.

Per: /s/John Dietrich
Name: John Dietrich
Title: VP Corporate Development

DRIVE ORGANICS CORP.

Per: /s/John Dietrich
Name: John Dietrich
Title: Secretary